

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2025

Robert Etherington
Chief Executive Officer
Clene Inc.
6550 South Millrock Drive, Suite G50
Salt Lake City, UT 84121

> **Re: Clene Inc.**
> **Registration Statement on Form S-3**
> **Filed January 24, 2025**
> **File No. 333-284479**

Dear Robert Etherington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom McAleavey, Esq,